SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 11)

Under the Securities Exchange Act of 1934

Global Sources Ltd.

(Name of Issuer)

Common Shares, Par Value $0.01 per share

(Title of Class of Securities)

G 39300 101

(CUSIP Number)

Merle A. Hinrichs

c/o Global Sources Ltd.

Canon’s Court

22 Victoria Street

Hamilton, HM 12

Bermuda

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 39300 101

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Merle A. Hinrichs
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Saint Kitts and Nevis
Number of Shares Beneficially Owned by Each Reporting Party With	(7)	SOLE VOTING POWER 14,089,617
	(8)	SHARED VOTING POWER 1,600,507
	(9)	SOLE DISPOSITIVE POWER 14,089,617
	(10)	SHARED DISPOSITIVE POWER 1,600,507
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,690,124
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.62% (based on 23,911,787 Common Shares outstanding on April 21, 2016)
(14)	TYPE OF REPORTING PERSON IN, HC

CUSIP No. G 39300 101

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Hinrich Foundation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Party With	(7)	SOLE VOTING POWER -
	(8)	SHARED VOTING POWER 1,312,253
	(9)	SOLE DISPOSITIVE POWER -
	(10)	SHARED DISPOSITIVE POWER 1,312,253
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,312,253
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.49% (based on 23,911,787 Common Shares outstanding on April 21, 2016)
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. G 39300 101

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Hinrich Investments Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Party With	(7)	SOLE VOTING POWER -
	(8)	SHARED VOTING POWER 1,312,253
	(9)	SOLE DISPOSITIVE POWER -
	(10)	SHARED DISPOSITIVE POWER 1,312,253
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,312,253
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.49% (based on 23,911,787 Common Shares outstanding on April 21, 2016)
(14)	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Common Shares, $0.01 par value (the “Common Shares”), of Global Sources Ltd. (the “Issuer”), a Bermuda corporation whose principal executive offices are located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

This Amendment No. 11 amends the Schedule 13D filed on December 8, 2003 (as amended by Amendment No. 1 filed on November 18, 2008 (“Amendment No. 1”), Amendment No. 2 filed on January 13, 2009 (“Amendment No. 2”), Amendment No. 3 filed on January 22, 2009 (“Amendment No. 3”), Amendment No. 4 filed on August 16, 2010 (“Amendment No. 4”), Amendment No. 5 filed on October 15, 2010 (“Amendment No. 5”), Amendment No. 6 filed on December 23, 2011 (“Amendment No. 6”), Amendment No. 7 filed on November 22, 2013 (“Amendment No. 7”), Amendment No. 8 filed on June 20, 2014 (“Amendment No. 8”), Amendment No. 9 filed on August 7, 2015 (“Amendment No. 9”), and Amendment No, 10 filed on December 10, 2015 (“Amendment No. 10”), the “Schedule 13D”).

Item 2	Identity and Background

(a)	This Schedule 13D is being filed on behalf of

	I.	Merle A. Hinrichs (“Mr. Hinrichs”);

	II.	The Hinrich Foundation (“Hinrich Foundation”); and

	III.	Hinrich Investments Limited (“Hinrich Investments”, and collectively, the “Reporting Parties”).

(b)	I	The business address of the Mr. Hinrichs is Canon’s Court, 22 Victoria Street, Hamilton, HM 12 Bermuda.

	II.	The business address of Hinrich Foundation is La Motte Chambers, St Helier, Jersey, Channel Islands, JE1 1PB.

	III.	The business address of Hinrich Investments is La Motte Chambers, St Helier, Jersey, Channel Islands, JE1 1PB.

(c)	I.	Mr. Hinrichs serves as the executive chairman of the Issuer and is a co-founder of its business.

	II.	Hinrich Foundation is a charitable foundation where Mr. Hinrichs serves as the chairman of the council of members (the decision-making body), and was its founder and the initial settlor.

	III.	Hinrich Investments is an investment holding company held by the Hinrich Foundation.

(d)	I.	Mr. Hinrichs has not been, during the last five years convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	II.	Hinrich Foundation has not been, during the last five years convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	III.	Hinrich Investments has not been, during the last five years convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	I.	Mr. Hinrichs has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	II.	Hinrich Foundation has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	III.	Hinrich Investments has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	I.	Mr. Hinrichs is a citizen of Saint Kitts and Nevis.

	II.	Hinrich Foundation is established under the laws of Jersey, Channel Islands.

	III.	Hinrich Investments is incorporated on Jersey, Channel Islands.

Item 3.	Source and Amount of Funds or Other Consideration

The entire sum for the purchase of 308,765 Common Shares on April 21, 2016 by Hinrich Investments was sourced from the investment earnings of Hinrich Investments. Mr. Hinrichs may be deemed to be the beneficial owner of the Common Shares held by Hinrich Investments, because Hinrich Investments is owned by a nominee company in trust for the Hinrich Foundation, of which Mr. Hinrichs serves as the chairman of the council of members (the decision-making body), and was the founder and the initial settlor.

Item 4.	Purpose of Transaction

On April 21, 2016, Hinrich Investments acquired additional 308,765 Common Shares for purposes of investment.

Item 5.	Interest in Securities of Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Mr. Hinrichs is (based on 23,911,787 Common Shares outstanding on April 21, 2016):

	(i)	the beneficial owner of 14,089,617 Common Shares, representing 58.92% of the outstanding Common Shares, and

	(ii)	may be deemed to be the beneficial owner of 1,600,507 Common Shares, representing 6.70% of the outstanding Common Shares (together, 15,690,124 Common Shares, representing 65.62% of the outstanding Common Shares).

Prior to the transaction described in Item 4 above, Mr. Hinrichs’ beneficial ownership increased from the amount disclosed in Amendment No. 10 of 15,349,695 Common Shares by 31,664 Common Shares to 15,381,359, Common Shares due to the vesting of such Common Shares to Mr. Hinrichs on January 1, 2016. Following the transaction described in Item 4 above, Mr. Hinrich’s beneficial ownership increased again by 308,765 Common Shares to 15,690,124 Common Shares, representing 65.62% of the outstanding Common Shares.

Following the transaction described in Item 4 above, Hinrich Foundation and Hinrich Investments’ beneficial ownership increased from the amount disclosed in Amendment No. 10 of 1,003,488 Common Shares by 308,765 Common Shares to 1,312,253 Common Shares, representing 5.49% of the outstanding Common Shares.

(b)	Mr. Hinrichs:

	(i)	has the sole power to vote and dispose 14,089,617 Common Shares beneficially owned by him,

(ii) may be deemed to have shared power with his wife, Miriam Hinrich, to vote or direct to vote and dispose 288,254 Common Shares held by her, and

(iii) may be deemed to have shared power with Hinrich Foundation and Hinrich Investments to vote or direct to vote and dispose 1,312,253 Common Shares held by them. Mr. Hinrichs may be deemed to be the beneficial owner of these 1,312,253 Common Shares because Hinrich Investments, the record owner of these shares, is owned by a nominee company in trust for the Hinrich Foundation, of which Mr. Hinrichs serves as the chairman of the council of members (the decision-making body), and was its founder and the initial settlor. Mr. Hinrichs disclaims beneficial ownership in the shares of the Issuer’s Common Shares held by Hinrich Foundation and Hinrich Investments other than through his capacity as the chairman of the council of members of the Hinrich Foundation.

Hinrich Foundation and Hinrich Investments have the shared power to vote and dispose 1,312,253 Common Shares beneficially owned by them.

(c)	On April 21, 2016, Hinrich Investments purchased 308,765 of the Issuer’s Common Shares at an average purchase price of $8.3845 from an unaffiliated third party through a block trade agreement.

(d)	N/A.

(e)	N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2016

MERLE A. HINRICHS

/s/ Merle A. Hinrichs
Merle A. Hinrichs

HINRICH FOUNDATION

By:	/s/ Merle A. Hinrichs
Name:	Merle A. Hinrichs
Title:	Directors

HINRICH INVESTMENTS LIMITED

By:	/s/ Merle A. Hinrichs
Name:	Merle A. Hinrichs
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)